UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

AFV PARTNERS SPV-4 LLC

2126 HAMILTON ROAD, SUITE 260

ARGYLE, TX 76226

TELEPHONE: 858-774-5879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,359,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to Schedule 13D/A is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Management Advisors LLC (“AFV”), AFV Partners LLC (“AFV Partners”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV, AFV Partners and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	The percentage set forth above is calculated based on 237,501,486 shares of the Issuer’s Common Stock outstanding as of April 30, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Management Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,359,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	The percentage set forth above is calculated based on 237,501,486 shares of the Issuer’s Common Stock outstanding as of April 30, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,600,000 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,600,000 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents options to purchase an aggregate of 3,600,000 shares of the Issuer’s Common Stock. The options are owned by AFV Partners. Mr. Aquila is the sole member and manager of AFV Partners. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the options, and the shares to be acquired upon exercise thereof, held by AFV Partners.

(3)	The percentage set forth above is calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using the 237,501,486 shares of the Issuer’s Common Stock outstanding as of April 30, 2021, plus 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,000
	8.	Shared Voting Power 15,959,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 35,000
	10.	Shared Dispositive Power 15,959,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,994,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 6.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 12,359,387 shares of the Issuer’s Common Stock by AFV-4, (ii) options to acquire 3,600,000 shares of the Issuer’s Common Stock by AFV Partners, and (iii) 35,000 by Mr. Aquila. Mr. Aquila is the Chairman and Chief Executive Officer of AFV, which exercises ultimate voting and investment power with respect to the shares held by AFV-4, and is the sole member and manager of AFV Partners. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the securities held indirectly by AFV, and held of record by AFV-4, and those held directly by AFV Partners.

(3)	The percentage set forth above is calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, using the 237,501,486 shares of the Issuer’s Common Stock outstanding as of April 30, 2021, plus 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020 (the “Statement”), is hereby amended and supplemented by this Amendment No. 1 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 2. Identity and Background

Items 2(a)-(c) and (f) of the Statement are hereby amended and supplemented by:

Adding AFV Partners LLC (“AFV Partners”), a limited liability company formed in the State of Delaware, as a Reporting Person. AFV Partners is a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses. The address of the principal business and office of AFV Partners is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

From the date of this Amendment, all references to “Reporting Persons” in the Statement shall include AFV Partners. The agreement among the Reporting Persons relating to the joint filing of the Statement and this Amendment is attached as Exhibit 1 hereto.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information with respect to AFV Partners required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On May 18, 2021, DD Global Holdings Limited (“DD Global”) and Remarkable Views Consultants Ltd. (“Remarkable Views”), entities which hold shares of the Issuer’s Common Stock, entered into separate Option Agreements with AFV Partners (the “Option Agreements”), pursuant to which, DD Global and Remarkable Views granted to AFV Partners options to purchase 2,400,000 shares and 1,200,000 shares of the Issuer’s Common Stock, respectively, for no consideration.

The option shares in the Option Agreements each have an exercise price of $5.83, per share, and are exercisable beginning on May 18, 2021 through June 19, 2024, subject to a 30-day extension period in case the parties are required to obtain regulatory approval for the transfer of the shares to AFV Partners upon exercise of the options. Exercise of the options and delivery of the shares thereunder is conditioned on obtaining any required prior regulatory approval and evidence that both options are exercised by AFV Partners concurrently.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 3 of this Amendment is incorporated into this Item 4 by reference. AFV Partners acquired the aforementioned securities for investment purposes.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Amendment is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
AFV-4	12,359,387	0	12,359,387	0	12,359,387	12,359,387	5.2%
AFV (2)	0	0	12,359,387	0	12,359,387	12,359,387	5.2%
AFV Partners (3)	3,600,000	0	3,600,000	0	3,600,000	3,600,000	1.5%
Mr. Aquila (4)	35,000	35,000	15,959,387	35,000	15,959,387	15,994,387	6.6%

(1)	Represents the number of shares of Common Stock currently owned or underlying all securities convertible, exchangeable or exercisable for shares of Common Stock within 60 days of the date of this Amendment held by the Reporting Persons.

(2)	AFV exercises ultimate voting and investment power with respect to the shares held by AFV-4.

(3)	Represents options to purchase an aggregate of 3,600,000 shares of the Issuer’s Common Stock.

(4)	Mr. Aquila is (i) the managing member of AFV and as such may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4, and (ii) the sole member and manager of AFV Partners and as such may be deemed to hold voting and dispositive power with respect to the options and the shares to be acquired upon exercise thereof, held by AFV Partners.

(5)	The percentages set forth above are calculated based on 237,501,486 shares of the Issuer’s Common Stock outstanding as of April 30, 2021, as disclosed in the Company’s Quarterly Report on Form 10-Q as filed with the Commission on May 17, 2021, plus, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, in the case of AFV Partners and Mr. Aquila, 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days, except (i) as described in this Amendment and (ii) for the grant by the Issuer to Mr. Aquila of awards of restricted stock units and performance-based restricted stock units in consideration for his service as Chief Executive Officer of the Company and Executive Chairman of the Board of Directors, which amounts and terms have been disclosed by the Issuer in the Current Report on Form 8-K filed on April 22, 2021 and under Part II, Item 5 of its Quarterly Report for the period ended March 31, 2021, filed on May 17, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 3 of the Amendment is incorporated into this Item 6 by reference. The Option Agreements are attached hereto as exhibits and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Form of Subscription Agreement, dated as of August 17, 2020, by and between Hennessy Capital Acquisition Corp. IV and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.7 to the Issuer’s Registration Statement on Form S-4 filed on September 18, 2020).

C.	Letter agreement between Canoo Technologies Inc. (f/k/a Canoo Inc.) and Anthony Aquila dated November 25, 2020 (incorporated by reference to Exhibit 10.15 to the Issuer’s Registration Statement on Form S-4 filed on November 25, 2020).

D.	Form of Lockup Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 22, 2020).

E.	Option Agreement, dated as of May 18, 2021, by and between DD Global Holdings Limited and AFV Partners LLC

F.	Option Agreement, dated as of May 18, 2021, by and between Remarkable Views Holdings and AFV Partners LLC

G.	Power of Attorney (incorporated by reference to Exhibit 5 to the Statement filed on December 31, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2021

AFV Partners SPV-4 LLC

By:	/s/ Tony Aquila
Tony Aquila, President and Chief Executive Officer

AFV Management Advisors LLC

By:	/s/ Tony Aquila
Tony Aquila, Managing Member

AFV Partners LLC

By:	/s/ Tony Aquila
Tony Aquila, Manager

/s/ Tony Aquila
Tony Aquila

SCHEDULE I

Tony Aquila is the sole member and manager of AFV Partners. The officers of AFV Partners are as follows:

Name	Position	Citizenship
Tony Aquila	President and Chief Executive Officer	United States of America
Jana Bell	Vice President	United States of America
Lori McCutcheon	Vice President	United States of America
Peter Anderson	Vice President and General Counsel	United States of America